UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORTATION GROUP
401(K) & PROFIT SHARING PLAN
(formerly the Covenant Transport, Inc. 401(k) & Profit Sharing Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN
Table of Contents

The Covenant Transportation Group 401(k) & Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	1-2
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017	4
Notes to Financial Statements	5-11
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2017	12

EXHIBITS
Exhibit 23 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Plan Participants of the
Covenant Transportation Group 401(k) & Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC
We have served as the Plan’s auditor since 2005.
Brentwood, Tennessee
June 1, 2018

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Non-interest bearing cash	$35,987	$55,108
Investments	39,223,100	32,963,681
Notes receivable from participants	1,195,697	1,266,941
Participants’ contribution receivable	67,104	61,630
Company contribution receivable	13,093	12,548
Other receivable	75	2,366
Net assets available for benefits	$40,535,056	$34,362,274

See accompanying notes to financial statements

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions:
Investment income:
Interest and dividends	$192,584
Net appreciation in fair value of investments	5,310,888
Net investment gain	5,503,472

Interest on notes receivable from participants	48,928
Contributions from participants	4,879,037
Rollovers from participants	388,913
Contributions from Company	735,168
Total additions	11,555,518
Deductions:
Participants’ benefits	5,030,819
Administrative fees	351,917
Total deductions	5,382,736

Net increase in net assets available for benefits	6,172,782

Net assets available for benefits at beginning of year	34,362,274

Net assets available for benefits at end of year	$40,535,056

See accompanying notes to financial statements

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”), in preparing its financial statements:
(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b)	Investments and Investment Income
Investments in cash, mutual funds, common stock, and the collective trusts are stated at fair value based on quoted market prices or as determined by State Street Bank & Trust Company (the “Trustee”).
Realized and unrealized gains and losses are included in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and supplemental schedule.
(c)	Receivables
The Plan records participant loans as notes receivable from participants.  They are valued at the unpaid principal balances plus accrued interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.
(d)	Events Occurring After Reporting Date
Plan management has evaluated events and transactions that occurred between December 31, 2017 and the issuance of the report for possible recognition or disclosure in the financial statements.

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements

(2)	Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan that covers substantially all employees of Covenant Transportation Group, Inc., and certain subsidiaries (collectively, the “Company”).  The Plan provides for retirement savings to qualified active participants through both participant and Company contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.  Through June 30, 2017, eligible employees were automatically enrolled into the Plan at a deferral rate of 3% unless the employee opted out.  Additionally, this rate increased 1% each year up to a maximum of 6% unless the employee opted out.  Effective July 1, 2017, the Plan was amended to eliminate auto enrollment and auto escalation.
(b)	Contributions
Contributions to the Plan may be made by both participants and the Company. Participants may contribute both pre-tax and after-tax Roth contributions up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of each employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution Plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).  The Company made matching contributions equal to 25% of each participant’s contribution up to 6% of the participant’s cash compensation during 2017.
(c)	Participant Accounts
The plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued daily, allocating to each participant his or her share of income and losses. Company voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.  As of December 31, 2017, there are various mutual fund and collective trust fund options as well as the Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund (“Unitized CVTI Fund”) option.
The Unitized CVTI Fund invests principally in the common stock of Covenant Transportation Group, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Unitized CVTI Fund holds three percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Unitized CVTI Fund to any of the various fund alternatives at any time.  Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements

(d)	Notes Receivable From Participants
Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the plan administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.
(e)	Payment of Benefits
Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.
Benefits are recorded when paid.
(f)	Hardship Withdrawals
The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.
(g)	Vesting
Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Through June 30, 2017, participants vested in employer contributions 20% each year and were 100% vested after five years of credited service.  Effective July 1, 2017, the Plan was amended such that participants vest in employer contributions 20% after one year of credited service, 40% after two years of service and are 100% vested after three years of credited service.
(h)	Forfeited Accounts
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied first, to restore participant accounts when a participant is rehired after a break in service, as defined in the plan document, then to reduce subsequent Company contributions to the Plan, and finally, any remaining amounts are used to pay Plan expenses.  Participants forfeited $112,780 and $197,890 was utilized during the year ended December 31, 2017.  Forfeitures of $101,459 and $182,875 were unallocated at December 31, 2017 and 2016, respectively.
(i)	Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Plan service fees (Note 3), participant account maintenance charges, and fees related to the processing of distributions and the administration of notes receivable from participants are charged directly to the respective participants’ accounts and are included in administrative fees.
(j)	Plan Termination
While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements

(3)	Transactions With Parties‑In‑Interest
At December 31, 2017 and 2016, the Plan held investments in bank accounts, collective trust funds, and money market accounts sponsored by the Trustee or affiliated entities with current values totaling $24,769,403, and $21,728,419 respectively. The Plan also held shares of Covenant Transportation Group, Inc. common stock with current values of $4,014,156 and $2,965,789 at December 31, 2017 and 2016, respectively.  The Plan also held notes receivables from participants with interest rates ranging from 4.25% to 5.50% with a current value of $1,195,697 and $1,266,941 as of December 31, 2017 and 2016, respectively.  All administrative fees of the Plan were paid to parties-in-interest.
Transamerica Retirement Solutions Corporation (TRSC) provides certain administrative services for the Plan pursuant to a Pension Services Agreement (“Agreement”).  TRSC receives revenue from investment plan service fees charged to participants’ accounts as specified in the Agreement.  This revenue is used to offset certain amounts owed to TRSC for its administrative services to the Plan (i.e. required revenue).  Any excess of the plan service fees above the required revenue, as defined in the Agreement, is held in an unallocated Expense Budget Account and may be used to pay other Plan related expenses approved by the Company’s management or can be allocated to participants at the end of the year at the discretion of the Company’s management.
(4)	Fair Value Measurements
Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data.  The three levels of the fair value hierarchy are described below:
Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

	-	Quoted prices for similar assets or liabilities in active markets;

	-	Quoted prices for identical or similar assets or liabilities in inactive markets;

	-	Inputs other than quoted prices that is observable for the asset or liability;

	-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

	-	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for asset measurement measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.
(i)	Cash: Valued at its outstanding balance as reported by the Trustee.
(ii)	Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end, based on closing prices reported on the active market on which the individual securities are traded.
(iii)
Unitized stock fund:  The Unitized CVTI Fund is comprised of Covenant Transportation Group, Inc., common stock and cash.  The common stock is carried at fair value based on the closing price as reported on the active market. Investments in the fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the fund were $14.70 and $10.21 on December 31, 2017 and 2016, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:
Fair Value Measurements as of
December 31, 2017 Using the Following Inputs

	Total	Level 1	Level 2	Level 3
Cash	$110,583	$110,583	$-	$-
Mutual funds	10,439,541	10,439,541	-	-
Unitized CVTI fund	4,113,975	-	4,113,975	-
Total assets in the fair value hierarchy	14,664,099	$10,550,124	$4,113,975	$-
Investments measured at NAV as a practical expedient (a)	24,559,001
Total investments at fair value	$39,223,100

Fair Value Measurements as of
December 31, 2016 Using the Following Inputs

	Total	Level 1	Level 2	Level 3
Cash	$183,034	$183,034	$-	$-
Mutual funds	8,269,473	8,269,473	-	-
Unitized CVTI fund	3,070,833	-	3,070,833	-
Total assets in the fair value hierarchy	11,523,340	$8,452,507	$3,070,833	$-
Investments measured at NAV as a practical expedient (a)	21,440,341
Total investments at fair value	$32,963,681

(a)
Certain investments are measured at NAV as a practical expedient to estimate fair value and, therefore, have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements
The following table summarizes investments for which the fair value is measured using the NAV per share practical expedient as of December 31, 2017 and 2016, respectively.
Description	Fair Value 12/31/2017	Fair Value 12/31/2016	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Collective Trust Fund	$24,559,001	$21,440,341	N/A	Daily	None

(5)	Income Tax Status
The Company adopted a volume submitter plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2014, which stated that the volume submitter plan was designed in accordance with the applicable sections of the IRC.  The Plan itself has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC.  However, the plan administrator believes that the adopted volume submitter plan is designed, as amended, and is currently being operated in compliance with the applicable requirements of the IRC and is therefore, qualified and exempt from taxation.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(6)	Subsequent Events
Effective January 1, 2018, the Company matching contribution changed to 50% of each participant’s contributions up to the first 4% of the participant’s cash compensation.  Effective April 9, 2018, the company match increased to 50% of each participant’s contributions up to the first 5% of the participant’s cash compensation.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ended:  12/31/2017

	(b)	(c)
	Identity of Issuer, Borrower,	Description of Investment, Including Maturity Date,	(e)
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	Current Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$110,583

	American Beacon	American Beacon Intn'l Equities Instl	8,869
	American Beacon	American Beacon Small Cap Value Instl	270,489
	American Funds	American Funds Capital World Growth & Income R6	418,264
	American Funds	American Funds EuroPacific Growth R6	24,509
	BlackRock	BlackRock High Yield Bond Instl	323,493
	Dodge & Cox	Dodge & Cox International	236,639
	Fidelity	Fidelity Balanced	464,363
	JPMorgan	JPMorgan Mid Cap Growth R6	268,066
	Matthews	Matthews Pacific Tiger Investor	349,865
	Oppenheimer	Oppenheimer International Growth Y	133,436
	Oppenheimer	Oppenheimer Senior Floating Rate I	59,430
	Prudential	Prudential Total Return Bond Z	865,666
	T. Rowe Price	T. Rowe Price Growth Stock	812,891
	Franklin Templeton	Templeton Global Bond Adv	230,961
	Vanguard	Vanguard 500 Index Adm	532,841
	Vanguard	Vanguard Equity Income Adm	1,470,248
	Vanguard	Vanguard Mid Cap Index Adm	578,402
	Vanguard	Vanguard Selected Value	555,299
	Vanguard	Vanguard Short Term Federal Adm	98,543
	Vanguard	Vanguard Short Term Investment Grade Adm	550,366
	Vanguard	Vanguard Small Cap Growth Index Adm	376,542
	Vanguard	Vanguard Small Cap Index Adm	573,148
	Vanguard	Vanguard Treasury Money Market Investor	1,237,211
		Mutual Funds Total	10,439,541

*	Comerica Bank & Trust	Fiduciary Investment Trust Aggressive B	3,165,206
*	Comerica Bank & Trust	Fiduciary Investment Trust Balanced B	16,851,980
*	Comerica Bank & Trust	Fiduciary Investment Trust Conservative B	908,923
*	Comerica Bank & Trust	Fiduciary Investment Trust Growth B	3,461,807
*	Comerica Bank & Trust	Fiduciary Investment Trust Moderately Conservative B	171,085
		Collective Trust Total	24,559,001

*	Covenant Transportation Group, Inc.	Employer Stock Covenant Transportation Group, Inc. Class A Common Stock 139,720 shares	4,014,156
*	State Street Bank & Trust Co.	State Street Institutional US Money Market	99,819
		Unitized CVTI Fund	4,113,975

*	Participants	Notes Receivable with interest rates of 4.25% to 5.50%	1,195,697

		TOTAL	$40,418,797

*Indicates Party-In-Interest to the Plan
Note: Cost information has not been included in column (d) because all investments are participant directed

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORTATION GROUP 401(K) & PROFIT SHARING PLAN

	By:	Covenant Transport, Inc., Plan Administrator

Dated: June 1, 2018	By:	/s/ Richard B. Cribbs
Richard B. Cribbs, Executive Vice President and Chief Financial Officer, on behalf of Covenant Transport, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm